EXHIBIT C.1

TELEFÓNICA DEL PERÚ S.A.A.

Fairness opinion on the purchase of class B
shares from the ADR depositary

April, 2004

This document has been prepared by Banco de Credito del Peru (“BCP”) on the basis of publicly available information and the Audited Financial Statements of Telefonica del Peru S.A.A. (”TdP” or the “Company”), for the years 2003 and 2002, and information and estimates provided by TdP and projections of TdP´s activities, which have been discussed with TdP’s management. This document does not intend to provide an analysis of the legal, operative, financial or tax situation of the Company. Therefore, BCP does not guarantee, explicitly or implicitly, the accuracy or completeness of the information included in this document. TdP´s actual results may differ substantially from the projected results included in this document.

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Contents

1. INTRODUCTION	1

2. FAIRNESS OPINION ON THE TRANSACTION	2
2.1. REASONS FOR DEREGISTRATION:	2
2.2. REASONS AGAINST DEREGISTRATION:	2

3. FAIRNESS OPINION ON THE PRICE OFFERED BY TDP	4

3.1. BOOK VALUE	4
3.2. COMPARABLE TRADING MULTIPLES	4
3.3. RECENT COMPARABLE TRANSACTIONS	6
3.4. MARKET VALUE	7
3.5. DISCOUNTED CASH FLOW	8
3.6. DIVIDEND VALUATION	13

4. CONCLUSIONS	15

Appendices

A. Comparable trading multiples data.

B. Beta Analysis.

C. Recent first-tier bonds and yield curve.

D. Corporate Finance Experience.

E. Services provided by BCP to TdP.

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1. INTRODUCTION

Telefónica del Perú S.A.A. (“TdP” or ”the Company”) has mandated Banco de Credito del Peru (“BCP”) for a fairness opinion on the purchase of class B shares from the American Depositary Receipts (“ADR”) depositary. It is BCP’s understanding that TdP has the intention of deregistering with the Securities & Exchange Commission (“SEC”).

As of February 27, 2004, TdP’s ADR program was terminated. Following such date and up to 45 days later, holders of ADRs had the option to surrender their ADRs to the ADR depositary for cancellation to receive the underlying class B shares. Upon this deadline, the ADR’s depositary will sell the shares in the market. 30 days after filing Schedule 13E-3 to SEC, TdP would acquire all of the class B shares represented by ADRs not cancelled and surrendered to the ADR depositary. For this purpose, TdP’s Board of Directors is requesting a fairness opinion from a non-related party in regards to the transaction itself and to the price to be offered. If after this process, the number of US holders of class B shares is below 300, TdP will be able to deregister with SEC.

BCP is Credicorp’s (NYSE: BAP) main subsidiary and Peru's largest bank, recognized as the best Latin-American Bank since 1997, and the leading supplier of integrated financial services in the country. As of December 31, 2003, BCP’s assets were US$6,010 million and shareholders equity reached US$645 million. BCP has a 34.8% deposit market share while having 32.6% of the loans market. BCP has the highest rating available to banks established in Peru. The area of Corporate Finance specializes in investment banking activities and the structured financing of large companies. The area’s products include issuances in the capital markets, project finance and structured loans, syndicated loans and financial advisory services focused on restructuring debt, appraisals and evaluations. A list of BCP’s Corporate Finance area expertise in valuations is included as Appendix D. BCP has provided TdP the following financial services:

-	As of December 31th, 2003, 2002 and 2001 BCP has registered credit loans for S/. 33.0 million, S/. 52.0 million and S/. 64.0 million, respectively.

-	BCP has offered to TdP short-term credit loans, banking services, foreign exchange hedge agreements and foreign exchange transactions.

The purpose of this document is to present BCP’s fairness opinion on (i) the terms and conditions of TdP’s purchase and deregistration with SEC, given termination of its ADR program, and (ii) the price to be offered by TdP for the shares to be acquired. The first opinion will be established according to factors related to the obligations that result from registration with SEC and the consequences from this on the Company and its shareholders. The second opinion will be reached through the analysis of several valuation methodologies, including (i) TdP market value, (ii) comparable trading multiples, (iii) recent comparable transactions, (iv) dividend valuation, (v) book value, and (vi) discounted cash flow.

In regards to instructions received from TdP, these were only related to a specific time schedule to deliver this fairness opinion. There were no limitations imposed by TdP or by any of its affiliates on the scope of the investigation.

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2. FAIRNESS OPINION ON THE TRANSACTION

There are several factors that favor registration with SEC, while others provide basis to deregister.

2.1. Reasons for deregistration:

  Limited number of shareholders. TdP has a controlling shareholder who owns 97% of the Company’s shares. Therefore, only 3% of the Company’s shareholders receive information from SEC and/or from the Comision Nacional Supervisora de Empresas y Valores (“CONASEV”), the Peruvian SEC equivalent. If approximately 97% of these shareholders maintain class B shares on the Lima Stock Exchange, there is no basis to maintain registration with SEC only for approximately 3% of the Company’s shareholders.
  Option to shareholder. It is important to keep in mind that the shareholder, during 45 days, had the option to surrender their ADRs to the ADR depositary for cancellation to receive the underlying class B shares. The depositary will decide in its sole discretion whether to sell to TdP any class B shares held on behalf of the unsurrendered ADRs.
  Costs and time. TdP must incur in important costs to maintain its registration with SEC. These costs include translating its financial statements from Peruvian GAAP to US GAAP, English translations, legal counsel, officers and directors liability insurance, tax compliance, printing, filing costs, among others. Furthermore, TdP’s management must allocate time and resources to prepare and deliver information to SEC, time and resources that could be directed to purposes that benefit the Company and all its shareholders.
  Concentration in the Peruvian market. TdP has most of its assets and operations in Peru. One of the reasons for listing and registration of TdP’s shares in the US was the possibility for TdP to finance its operations with funds obtained in such market. However, after the exchange offer launched in 2000, TdP’s direct relation with the US market was diminished. Furthermore, TdP financing is conducted in the local market, which therefore reduces TdP’s need to finance its operations in the US.
  Trading in the Lima Stock Exchange. After TdP cancelled its ADR program, the Company’s shares only trade in the Lima Stock Exchange. Therefore, without a trading market in the US, there are no benefits to keep registration with SEC.
  Price stability. TdP’s offer to purchase the shares from the ADR Depositary reduces the probability of a decrease in price in the Lima Stock Exchange. Given the amounts traded during the last year, any large amount of shares brought to market could have an impact on the share’s price, affecting all TdP’s shareholders.

2.2. Reasons against deregistration:

  US shareholders and information. US shareholders will not be able to obtain information in the manner and format they are used to. However, TdP will continue to furnish information to CONASEV, which will be available to any shareholder, reducing deregistration impact on TdP’s minority US shareholders.
  TdP not subject to SEC supervision. Today, TdP is supervised both by SEC and by CONASEV. Supervision regulations applied by SEC could be different from those applied by CONASEV. After deregistration, TdP will only be subject to CONASEV’s requirements, which could differ from those of SEC.

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Given the factors presented, BCP considers that factors for deregistration with SEC outweigh those which support maintaining registration. It is BCP’s opinion that deregistration with SEC offers benefits and is fair for TdP and all its shareholders.

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3. FAIRNESS OPINION ON THE PRICE OFFERED BY TdP

There is a wide array of methodologies used to calculate a company’s value. These methods vary from using benchmarks or industry ratios to calculate a company’s value to the use of sophisticated financial models that project a company’s results. In an ideal situation, results obtained under different methods should converge to the same value; however, it is highly probable that this will not happen. Therefore, it is of extreme importance that the methodology is chosen correctly, according to each particular situation and company’s considerations. BCP has analyzed six different methodologies to determine which may be applicable in this particular situation and the reasonability of the price offered by TdP to its shareholders.

3.1. Book value

This methodology considers that the accounting value of shareholders’ equity reflects the share value. Under this methodology, the total value of the shares in a company is the difference between the accounting value of the assets and the accounting value of the liabilities.

Main advantages of this methodology include:

•	Direct and straightforward.

•	Information is easily accessible in the case of publicly listed companies.

Main disadvantages include:

•	Stationary condition, as it does not take into consideration the assets’ ability to generate cash flows in the future, or the factors that could affect such cash flows.
•	Reflects a historical cost for the assets and not their market value.
•	Subject to company’s revaluation practices.
•	Provides no differentiation in value between controlling and non-controlling interests even though accounting policies and company results are affected by controlling shareholders’ actions.
•	Depends on the accounting policies within each company.

Additionally, this methodology could provide a distorted price range for TdP because of the Company’s accounting policies that affect the book value. Therefore, BCP considers the book value methodology to be not applicable to value TdP’s class B shares.

3.2. Comparable trading multiples

The comparable trading multiple methodology is used to determine the value of a company whose shares are not publicly traded. This methodology requires selecting a group of publicly traded companies that, on average, are representative of the company that is to be valued. What is important is that investors would view the comparable companies and the target company as similar. Variables to consider when selecting the comparable companies include operational variables such as industry, product, markets, seasonality, cyclicality, etc, and financial variables such as growth prospects, size, trading liquidity, margins, leverage and shareholder base, among others.

Each comparable company's financial or operating data is compared to each company's equity value or firm value to obtain a valuation multiple. Although these financial or operating data could be historical, it is much preferred to use projected financial and operational data, as companies trade most typically off expected future performance.

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Ratios and multiples to be used in the valuation may vary by industry, but may be categorized generally as follows:

-	Equity value multiples: cash flows to equity holders only (e.g. net income, cash earnings, book value). Example: P/E, P/CFPS[1], P/BV. These ratios can be calculated on a “basic” or a “fully diluted” basis[2].
-	Firm value (“FV”) multiples: cash flows to all investors (e.g. revenues, EBITDA). Example: FV/revenues, FV/EBITDA, FV/EBIT, etc. Firm value is calculated as market value of equity + short-term debt + long-term debt + capital leases + minority interest + preferred stock at liquidation.

Once the relevant multiples are computed, an average (or range) of these multiples is then applied to derive the company's value, after excluding from the sample the ratios of those companies that show trading anomalies (outliers).

It is important to take into consideration that the historical financial data of each of these companies should not include any extraordinary income or expense, as the effect of these items is not reflected in the fundamental value of the stock. The tax effect of adjusting the financial information to exclude these extraordinary items should also be taken into consideration.

Finally, the financial data should be pro forma for any recently announced transaction that may have affected the financial or operating data of the company but that may not be reflected yet in the financial information of the company.

For the purpose of this methodology, BCP considered a list of companies deemed comparable by the Company’s management3. This list includes Telmex, Telecom Argentina, Embratel, Brasil Telecom, CANTV and CTC, leading telecommunication companies in Latin America. No other companies have been considered either because they are not listed on a stock market, are State owned, or operate in smaller Latin-American countries.

Main advantages of this methodology include:

•	Market efficiency means that trading value in theory should reflect perception of all investors reflecting industry trends, business risk, market growth, etc.
•	Value obtained can be a reliable indicator of the value of the company for a non-controlling investment (minority investment).
•	Provides a check for discounted cash flow analysis.

Main disadvantages of this methodology include:

•	Difficulty to find true comparable companies given: different capital structures, product mix, growth perspectives, etc.
•	Stocks with a poor trading liquidity may not reflect the fundamental value of the stock.
•	Stock prices can be temporarily distorted by events such as M&A activity.
•	Different accounting methodologies for companies based in different countries difficult the analysis.
•	Different level of information according to national stock market requirements could create price distortions.

1 Cash flow per share is defined as net income plus depreciation and amortization plus deferred taxes plus other non-cash charges, divided by the average number of shares outstanding.
2 Fully diluted shares include the shares that would be issued if in-the-money options, warrants, etc, were exercised.
3 Data on comparable companies is included in Appendix A.

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•	May not account for market inefficiencies, e.g. the stock market may reflect “sentiment” and not the real value.
•	Does not take into account potential synergies from a merger/acquisition.

It is worth mentioning that this methodology could provide a distorted price range for TdP for the following reasons:

•	TdP is already a listed company.
•	The companies in the list have several differences:
	-	Size (measured as number of lines and as size of market capitalization)
	-	Trading liquidity[4]
	-	Leverage
	-	Mix of products with different margins and growth potential[5]
	-	Market regulation
•	Market distortions have an impact on trading multiples:
	-	Embratel’s price could include some distortion as a result of its recent acquisition.
	-	Telecom Argentina is still showing some effects of the crisis in year 2001 and 2002.

These reasons and the disadvantages related to the methodology lead BCP to conclude that Comparable trading multiples is not a relevant methodology to value TdP’s class B shares.

3.3. Recent comparable transactions

This methodology determines the value of a company in relation to the purchase value of a second company or in relation to a previous transaction in the same company, be it a partial or complete purchase with a publicly known purchase price. To apply this methodology, it is necessary that the transaction be similar in size and line of business to TdP. At the same time, a comparison will be relevant if it has been recently completed.

Similarly to the comparable trading multiples methodology, a set of ratios that compare firm value or enterprise value to financial and operational data is calculated. This financial and operational data, however, is not forward looking but historical, and pre-announcement of the transaction.

Precedent transactions analysis provides insight into the market for corporate control and reveals trends such as consolidation acquisition, financial purchasers, strategic investment, type of consideration paid (cash vs. stock), etc.

Main advantages of this methodology include:

•	Recent comparable transactions can reflect supply and demand for salable assets.
•	Realistic, in the sense that past transactions were successfully completed at certain multiples or premiums.

Main disadvantages of this methodology include:

•	Past transactions are rarely directly comparable.
•	Public data on past transactions can be scarce.

4 Comparable companies have different free float levels: Telmex 59%, Embratel 81%, Brasil Telecom 81%, CTC 56%, CANTV 48%, TdP 3% (Credit Suisse First Boston Equity Research on Mexico Telco & Media, March 03, 2004).
5 Comparable companies have different product mix which can have an impact on the operating margin and growth potential. CANTV for example has an important mobile division (above 20% of sales during 2002 and 2003 – CANTV financial statements 2003) while TdP does not include this business line.

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•	The nature of each precedent transaction can be different (e.g., friendly or hostile, merger or acquisition, national or cross-border) compared with homogeneous trading activity of comparable companies analysis.
•	Valuations resulting from precedent transactions generally include a control premium, unlike “public market value” which typically represents the valuation of shares held by minority shareholders without control premium; therefore, no control premium is reflected in the share prices of public companies, unless the company is subject of a takeover.
•	Prevailing market conditions can lead to significant distortions. For instance, in the case of telecom transactions, multiples and premiums change over time, depending on tariffs, the competitive environment, regulation, etc, at the time of announcement of the transaction.

As explained, this methodology is useful when considering the purchase of a controlling interest, which is not the case of TdP’s current transaction. BCP therefore, did not apply this methodology to determine a value for TdP’s class B share.

Another transaction that could have been considered under this scenario is the price that TdP’s controlling shareholder paid to purchase the Company during privatization. However, this was discarded because of the following disadvantages:

•	Purchase was for a controlling stake in two companies: Compañía Peruana de Telefonos and Entel Peru.
•	Purchase was included in a Latin American strategy for the controlling shareholder, increasing the value of the Company vis-a-vis a third party.
•	The Peruvian telecom market has changed significantly since 1994, with changes in regulations, players and products, rendering ineffective a comparison.
•	Since 1994 to date, country risk has fallen considerably, reducing discount rates to minimum levels.

3.4. Market value

This methodology is based on the fundamental assumption that the market is efficient and that investors have all required information available, therefore allowing for a correct company valuation by the market. Under this methodology, the share value is equivalent to its price in the stock market. For this purpose, the price to be used could be the last available quote, or an average of the last 60, 90 or 180 trading sessions.

This methodology is a good indicator for an estimated value when a share is liquid and has a sound trading history and is listed in an efficient stock market. This methodology is applied to determine the reasonability of price for a financial investor who has no controlling position in the company.

In the case of shares with reduced floats or traded amounts, the price can be lower than the one that would be registered in markets with the conditions mentioned previously, situation that is known as a liquidity discount factor. Additionally, expectations or speculative movements can easily affect share quotes with these conditions.

The following table presents TdP’s class B share quotes in the Lima Stock Exchange for the periods shown:

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(Nuevos Soles per share)

Period	Minimum	Maximum	Average closing
Last day (03-31-2004)	1.07	1.07	1.07
Last month	0.83	1.07	0.86
Last 6-months	0.82	1.58	1.22
Last year	0.63	1.58	1.05

Source: Bloomberg

The Lima Stock Exchange is not an efficient market given its lack of depth. This would lead to the belief that TdP’s class B share has an incorrect price formation. However, until February 27, 2004, this same share was the underlying security for TdP’s ADRs that traded on the NYSE, undeniably one of the most efficient markets in the world. This situation helped to maintain a price correlation between the class B share and the ADR to avoid arbitrage possibilities. However, given TdP’s float (3%), liquidity in both markets was hampered.

In TdP’s case, the average closing price for the last six months could compensate for the illiquidity described before. Furthermore, in the absence of a purchase order from TdP, when the ADR Depositary sells the shares in the Lima Stock Exchange there could be a strong pressure on the price, reducing the expected sale price for the shares.

Market value methodology is the most suitable to value TdP’s float (3%), because (i) the share has been listed for several years with its current float, (ii) the price reflects the minority condition of the holders, (iii) the lack of liquidity in the local market was compensated by the trading on the NYSE.

3.5. Discounted cash flow

The purpose of Discounted Cash Flow (“DCF”) valuation is to determine the present value of a company in terms of its future cash flows. The cash flows are adjusted for certain items (e.g. those not related to the company’s core businesses or those with no cash effect) in order to make sure the flows reflect the actually generated cash as good as possible. Then, these cash flows are discounted at a rate of return that adequately reflects the business’ risk. DCF is the relevant methodology to estimate the value to a strategic or controlling investor.

The four main steps of this methodology are the following:

Step 1—Forecast Expected Cash Flow: the first order of business is to forecast the expected cash flow for the company based on assumptions regarding the company's revenue growth rate, net operating profit margin, income tax rate, fixed investment requirement, and incremental working capital requirement.

Key statistics to be projected when valuing a telecommunication company include, among others: number of lines, products offered and related margins, capital expenditures for increase and maintenance of network, among others.

In TdP’s case, BCP projected cash flows for the following five years, under growth scenarios proposed by the Company’s management. Using these growth expectations, the following are the projected financial statements for the Company:

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(US$ million)
	2002	2003	2004	2005	2006	2007	2008
Revenues	1,018	996	1,022	1,050	1,078	1,107	1,107
Operating expenses	-491	-517	-529	-540	-552	-564	-572
Depreciation and amortization	-287	-290	-274	-258	-244	-231	-219

Net operating income	241	189	220	251	282	313	316
Net Interest expense	-52	-31	-30	-30	-30	-30	-30
Others	-100	-81	-	-	-	-	-
Result for price-level adjustment	-5	2	-	-	-	-	-

E.B. Income taxes and workers'
profit sharing	84	78	190	221	252	283	286
Workers' profit sharing	-20	-19	-19	-22	-25	-28	-29
Income Tax	-55	-53	-51	-60	-68	-76	-77

Net income	9	6	120	139	159	178	180
2002 and 2003 Historic.
2004 to 2008 Projected.

(US$ million)
	2002	2003	2004	2005	2006	2007	2008

Cash	32	28	186	414	634	849	1,050
Accounts receivable	190	211	204	209	215	221	221
Accounts receivable to related companies	12	72	43	44	45	47	47
Others	82	58	94	95	96	97	97
Current assets	316	369	527	762	990	1,213	1,414

Investment and Net Property, Plant & Equipment	2,016	1,823	1,652	1,498	1,362	1,242	1,134
Income tax deferred	51	42	113	113	113	113	113
Long-term account receivable	78	-	-	-	-	-	-
Non-current assets	2,145	1,865	1,764	1,611	1,475	1,355	1,247
Total assets	2,462	2,235	2,292	2,373	2,465	2,568	2,662

Short-term loans and Commercial Papers	232	120	114	114	114	114	114
Accounts payable	139	159	156	160	163	167	169
Accounts payable related companies	54	59	59	61	62	63	64
Other accounts payable	170	193	193	193	193	193	193
Long-term loans and Bonds	104	32	32	32	32	32	32
Current liabilities	700	563	554	559	564	569	572

Long-term loans and Bonds	370	353	353	353	353	353	353
Others	390	365	365	365	365	365	365
Non-current liabilities	759	718	718	718	718	718	718
Total liabilities	1,459	1,281	1,272	1,277	1,282	1,287	1,290

Equity	853	853	853	853	853	853	853
Legal fund	101	102	114	128	144	161	161
Acumulated income	48	-1	53	115	187	267	357
Net equity	1,002	954	1,019	1,096	1,184	1,282	1,372

Total liabilities and Equity	2,462	2,235	2,292	2,373	2,465	2,568	2,662

2002 and 2003 Historic.
2004 to 2008 Projected.

After year 2008, a terminal value is assumed for TdP. This is calculated as a value equal to the EBITDA of year 2008. However, capital expenditures are made equivalent to depreciation and amortization, therefore ensuring the Company has assets in the perpetuity. Growth rate in the perpetuity is assumed to be equal to 0%.

Step 2—Estimate the Discount Rate: the next order of business is to select a discount rate to be used in the valuation process. The weighted average cost of capital (WACC) is the discount rate generally used in this methodology. The WACC results from averaging the cost of each of the components of the capital structure (debt, equity and preferred equity, if any), weighted by their contribution to the company’s capital structure. The cost of equity in turn is calculated based on the Capital Asset Pricing Model (“CAPM”).

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Where:

Ke:      Cost of equity
Kd:      Cost of debt after tax
E:        Value of equity
D:        Market value of long term debt

To calculate such rate, the debt/capital structure as of December 2003 was used (debt: 34.7% -equity: 65.3%).

For the cost of debt, BCP assumed the cost at which TdP could raise debt in the Peruvian capital markets. This was calculated taking into consideration recent dollar denominated issuances in the market and dollar denominated issuances by the Peruvian government, obtaining an approximate of 7.89%6, which, after taxes would be equivalent to 4.97%.

In regards to the cost of equity, this was calculated using the following:

Where:

Rf:	Risk free rate
Rm:	Market return
Rm - Rf:	Risk premium in the market
ß:	Factor that calculated the sensibility in the variability of a business’ return with respect to the variability in the market.

The “beta” coefficient (1.08) is calculated using the “Unlevered beta” of Latin American telecommunications companies (Appendix B), considering TdP’s debt/capital structure and Peruvian Income Tax rate and Workers’ participation. The market risk premium is the difference between the average annual return on the Standard & Poor´s 500 index since 1928 and the average annual return of the Treasury Bond since 1928. To obtain the market risk premium Damodaran7 considered the geometric mean; but Ibbotson Associates8 took into account the arithmetic one. BCP incorporated both analysis and estimated a range of the cost of capital To this result, BCP added the country risk reflected by the additional return from the EMBI + Peru Index over the Treasury Bond.

In the case of TdP, the WACC results as follows:

6 Recent first tier bond issuances and yield curve are shown in Appendix C. The Peruvian capital markets could absorb approximately US$300 million at levels shown in the first tier yield curve. However, to reach an amount equivalent to TdP’s debt, additional debt would be funded at levels of Government dollar-denominated issuance.
7 Estimating Equity Risk Premiums by Aswath Damodaran www.stern.nyu.edu/~ adamodar/.
8 Equity Risk Premium Article by Ibbotson Associates; Valuation Strategies (January/February 1998).

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Geometric Average		Arithmetic Average
Cost of capital		Cost of capital
Beta =	1.08	Beta =	1.08
Rf =	4.15%	Rf =	4.15%
Rm - Rg =	4.37%	Rm - Rg =	6.54%
Country risk =	3.25%	Country risk =	3.25%

Re	12.10%	Re	14.43%

Cost of debt		Cost of debt
Average debt rate =	7.89%	Average debt rate =	7.89%

Average debt' rate after taxes	4.97%	Average debt' rate after taxes	4.97%

WACC		WACC
E/D+E =	65.35%	E/D+E =	65.35%
D/D+E =	34.65%	D/D+E =	34.65%

WACC	9.63%	WACC	11.15%

Step 3—Calculate the Value of the Firm: the selected discount rate is used to discount the expected cash flows. This results in a calculation of the Firm Value.

(US$ million)
	2002	2003	2004	2005	2006	2007	2008	Terminal
Revenues	1,018	996	1,022	1,050	1,078	1,107	1,107	1,107
Operating expenses	-491	-517	-529	-540	-552	-564	-572	-572

EBITDA	528	478	494	510	526	543	535	535
	51.8%	48.0%	48.3%	48.5%	48.8%	49.0%	48.3%	48.3%

Capital expenditures	-71	-102	-102	-105	-108	-111	-111	-207
Changing in working capital			-2	-3	-3	-3	3	-
Income Tax and workers' profit sharing payable			-81	-93	-104	-116	-117	-121

Free cash flow			308	309	311	314	310	206
2002 and 2003 Historic.
2004 to 2008 Projected.

Step 4—Calculate Stock Value: the firm value is then reduced by the values of the company's debt, preferred stock, capital leases and minority interest, and increased by the excess cash and the marketable securities to get the Common Equity Value. Dividing that amount by the number of shares outstanding will show the per share intrinsic stake for sale (basic and fully diluted).

	US$ million	%
Present value
Projected cash flow	1,301	49.0%
Terminal value	1,353	51.0%

Firm Value	2,653	100.0%

(+) Initial Cash 1/	-
(-) Outstanding Debt2/	506

Equity Value	2,148
Price per share (US$ per share)	1.25
Price per share (Nuevos Soles per share) 3/	4.32

1/ Assuming that the Company requires a minimum cash of US$14M.
2/ Interest bearing debt.
3/ Exchange rate: US$ = Nuevos Soles S/. 3.465

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Assuming different discount rates considering the two market risk premium methodologies and a higher growth rate in the perpetuity, the range of values for TdP’s class B shares would be as follows:

(Nuevos Soles per share)
WACC	0.0%	3.0%
9.63%	4.32	5.55
11.15%	3.73	4.54

The main advantages of this valuation approach are the following:

•	A DCF is not tied to historical accounting values; therefore, it is forward looking, which makes it the most preferred valuation methodology.
•	Recognizes the time value of money and the level of risk of the projected cash flows.
•	Allows expected operating strategy to be incorporated into model.

The main disadvantages of the DCF analysis include:

•	DCF results are more sensitive to cash flows than to small changes in the discount rate therefore, the projections should always be reasonable.
•	DCF requires high level of availability of information.
•	DCF is relevant for valuation of controlling interests in a company, reducing its significance for TdP’s current transaction.
•	Because DCF valuations are based on assumptions, several scenarios about the future need to be assessed.

Although DCF methodology is the most complete procedure to value any company as it takes into consideration all of the business’ factors, BCP considers that it is not the best method to value TdP’s class B shares because of the methodology’s discussed disadvantages and the following:

•	DCF’s projections assumes control over the company’s strategy, therefore making it applicable to controlling shareholders.
•	DCF does not consider shares’ liquidity.
•	DCF does not consider the share’s market value.

However, several studies have tried to determine the appropriate discount to determine the value of a minority stake in a company, given this minority shareholders inability to change the course of action in a company or, in TdP’s case, name a director to the Board of Directors. Taking into account an example provided by Embratel, Morgan Stanley9 estimated this control premium to be 59%.

On the other hand, one must consider the liquidity factor. This determines the discount to be applied to shares that do not have a liquid market, reducing the investors’ possibilities to cash out on their investment at appropriate price levels. This liquidity factor is estimated to be 20%, according to a study by Stern University10.

9 Morgan Stanley Equity Research on Embratel, March 16, 2004.
10  Private Company Valuation by Aswath Damodaran www.stern.nyu.edu/~ adamodar/.

12

Applying these factors to TdP, the shares could have the following value:

(Nuevos Soles per share)
Analizing Illiquidity and Control
Price per share (Nuevos Soles per share)	4.32
Effect of illiquidity on value	20%
Effect of control of the company	59%
Price per share (Nuevos Soles per share)	1.43
(Nuevos Soles per share)

(Nuevos Soles per share)
WACC	0.0%	3.0%
9.63%	1.43	1.84
11.15%	1.24	1.51

3.6. Dividend valuation

This methodology takes into account the assumption that the value of an asset is equivalent to the present value of the cash flows it will generate in the future. In the case of a share, its price will be determined by the flow of dividends projected in the future.

Mathematically, the dividend for the first year in the company’s projections (D0), is discounted at the cost of equity capital (r), taking into account a perpetual growth rate (g).

Minority investors who expect a constant flow of dividends in time usually apply this methodology. However, this methodology presents the disadvantage that even though it is usual for companies to maintain a dividend payout ratio, it cannot be assured that this dividend policy will be kept in the future.

In the case of TdP, the variables were estimated as follows:

D0 was set at US$51.7 million (before taxes on dividends)11.
Rate of perpetual growth (g) was estimated to be a minimum of 0.0% and a maximum of 3.0%12.
Cost of equity capital (r) is equal to 12.10%13.

Therefore, the value of TdP under this methodology results in the following values:

US$ million
Equity Value	427
Price per share (US$ per share)	0.25
Price per share (Nuevos Soles per share) 1/	0.86

1/ Exchange rate: US$ = Nuevos Soles S/. 3.465

11  Assumes net profits of US$119.9 million (according to projections described under the discounted cash flow valuation), legal reserve requirements (10% of net profits until the legal fund reaches 20% of TdP’s share capital), and TdP’s dividend policy to distribute 50% of net profits.
12  Equivalent to the growth rate estimated for Peru’s GDP.
13  Further demonstration of this value can be found under the discounted cash flow valuation.

13

Assuming different discount rates considering the two market risk premium methodologies and a higher growth rate in the perpetuity, the range of values for TdP’s class B shares would be as follows:

(Nuevos Soles per share)

Re	0.0%	3.0%
12.10%	0.86	1.18
14.43%	0.72	0.94

BCP considers this methodology to be applicable to determine the value of TdP’s class B share as it is one of the main methods used by minority shareholders to value their investments. This methodology does not provide a premium for control and provides an estimate of their future earnings as shareholders of the Company.

14

4. CONCLUSIONS

As was mentioned in the introduction of this document, BCP must present a fairness opinion on (i) the terms and conditions of TdP’s purchase and deregistration with SEC, given termination of its ADR program, and (ii) the price to be offered by TdP for the shares to be acquired. After considering the factors that favor deregistration and those that do not, it is BCP’s opinion that deregistration favors TdP and its shareholders, both controlling and minority.

According to the valuation methodologies applicable, TdP’s class B share would have a value in the following ranges:

Price per share (Nuevos Soles per share)
Methodology	Minimum	Maximum
Market value	0.86	1.22
Dividend valuation	0.72	1.18
DCF 1/	1.24	1.84
Average	0.94	1.41

1/ Assuming 20% discount for liquidity and 59% discount for control.

Any price within this range, would, according to BCP’s opinion, be a fair price to be offered to TdP’s minority shareholders. TdP’s indicative price of S/.1.25 per share would fall in this range.

Therefore and in conclusion, in BCP’s opinion both the transaction and the price offered are fair.

15

APPENDICES

APPENDIX A: COMPARABLE TRADING MULTIPLES DATA

(US$ million)
Company	Year	Revenues	Operating expenses	EBITDA	EBITDA/ Revenues	Net Income	Debt	Market Capitalization2/	Lines (thousand)
Telmex (Mexco)	Average	10,417	4,999	5,417	52.0%	1,904	7,835	21,629	15,065
	2003	10,399	5,039	5,361	51.5%	1,998	7,624		15,683
	2002	10,434	4,960	5,474	52.5%	1,811	8,047		14,446

Telecom (Argentina)	Average	1,321	662	658	49.9%	-686	3,004	1,819	3,623
	2003	1,277	602	675	52.9%	119	3,429		3,656
	2002	1,365	723	642	47.0%	-1,492	2,578		3,590

Embratel (Brasil)	Average	2,485	1,927	558	22.5%	-69	1,635	1,143	N/A
	2003	2,429	1,814	615	25.3%	77	1,583
	2002	2,542	2,041	501	19.7%	-216	1,687

Brasil Telecom (Brasil)	Average	3,606	2,462	1,145	31.9%	101	1,693	2,350	9,658
	2003	3,820	2,680	1,139	29.8%	50	1,630		9,851
	2002	3,393	2,243	1,150	33.9%	153	1,757		9,465

CANTV (Venezuela)	Average	2,062	1,316	746	36.2%	36	560	3,606	2,720
	2003	1,995	1,274	721	36.1%	19	494		2,734
	2002	2,128	1,357	771	36.2%	53	626		2,705

CTC (Chile)	Average	1,402	754	648	46.2%	-6	1,663	2,865	2,551
	2003	1,355	718	636	47.0%	17	1,423		2,417
	2002	1,450	790	660	45.5%	-30	1,902		2,685

	Average				39.8%

1/ US$ 000 per share
2/ As of March, 30th 2004.
Source: Financial Statements, Bloomberg.

APPENDIX B: BETA ANALYSIS

(US$ million)
Company	Debt	Equity	Debt / Equity	Tax Rate	Levered Beta	Unlevered Beta
Telmex (Mexco)	7,624	7,089	108%	34%	1.10	0.64
Telecom (Argentina)	3,429	397	863%	35%	1.39	0.21
Embratel (Brasil)	1,583	1,681	94%	34%	2.03	1.25
Brasil Telecom (Brasil)	1,630	2,116	77%	34%	1.48	0.98
CANTV (Venezuela)	494	2,307	21%	34%	1.11	0.97
CTC (Chile)	1,423	2,150	66%	17%	1.20	0.78

TdP	506	954	53%	37%	1.08	0.81

1/ US$ 000 per share
2/ As of December, 31th 2003.

Source: Financial Statements, Bloomberg, Economatica.

INDEX
DATE	S&P 500	TELMEX (TMX)	TELECOM ARG. (TEO)	EMBRATEL (EMT)	BRASIL TELECOM (BRP)	CANTV (VNT)	CTC CHILE (TDV)
Ene-94	481.61	18.17
Feb-94	467.14	16.51
Mar-94	445.77	14.81
Abr-94	450.91	14.51
May-94	456.50	15.31
Jun-94	444.27	13.95
Jul-94	458.26	15.17
Ago-94	475.49	15.60
Sep-94	462.71	15.59
Oct-94	472.35	13.73
Nov-94	453.69	13.59
Dic-94	459.27	10.54	20.55
Ene-95	470.42	9.10	19.16
Feb-95	487.39	6.94	14.20
Mar-95	500.71	7.33	17.17
Abr-95	514.71	7.78	17.37
May-95	533.40	7.23	19.61
Jun-95	544.75	7.85	18.07
Jul-95	562.06	8.74	19.70
Ago-95	561.88	8.68	17.27
Sep-95	584.41	8.45	16.58
Oct-95	581.50	7.29	15.24
Nov-95	605.37	9.10	17.37
Dic-95	615.93	8.75	19.77
Ene-96	636.02	9.30	22.16
Feb-96	640.43	8.34	17.96
Mar-96	645.50	9.05	17.23
Abr-96	654.17	9.34	18.79
May-96	669.12	9.06	19.31
Jun-96	670.63	9.33	19.46
Jul-96	639.95	8.53	15.73
Ago-96	651.99	9.12	16.14
Sep-96	687.31	8.95	16.76
Oct-96	705.27	8.53	15.67
Nov-96	757.02	8.58	16.35			22.29	1.65
Dic-96	740.74	9.32	17.32			24.70	1.83
Ene-97	786.16	10.63	20.27			24.81	1.83
Feb-97	790.82	10.98	20.65			27.89	2.06
Mar-97	757.12	10.88	20.10			25.58	1.96
Abr-97	801.34	11.65	21.85			26.35	1.95
May-97	848.28	12.50	23.33			32.61	2.40
Jun-97	885.14	13.65	22.94			37.88	2.85
Jul-97	954.29	15.79	25.26			38.32	2.85
Ago-97	899.47	13.08	24.14			36.23	2.73
Sep-97	947.28	14.89	26.60			40.19	3.02
Oct-97	914.62	12.45	22.12			38.43	2.66
Nov-97	955.40	14.27	26.82			34.48	2.57
Dic-97	970.43	16.29	31.73			36.56	2.66
Ene-98	980.28	14.31	27.85			32.28	2.40
Feb-98	1,049.34	14.72	33.27			31.13	2.31
Mar-98	1,101.75	16.50	32.48			36.73	2.72
Abr-98	1,111.75	16.57	32.65			29.43	2.21
May-98	1,090.82	13.88	28.12			27.07	2.03
Jun-98	1,133.84	14.19	27.04			21.96	1.67
Jul-98	1,120.67	14.70	32.20			19.87	1.54
Ago-98	957.28	10.53	20.69			9.62	0.78
Sep-98	1,017.01	13.11	26.98			15.57	1.22
Oct-98	1,098.67	15.70	29.48			14.20	1.10
Nov-98	1,163.63	13.87	27.66	80.00	57.06	13.45	1.07
Dic-98	1,229.23	14.63	25.54	69.69	41.75	16.32	1.29
Ene-99	1,279.64	15.37	22.06	59.38	36.06	15.46	1.20
Feb-99	1,238.33	17.19	25.85	68.13	40.00	14.25	1.12
Mar-99	1,286.37	19.95	26.21	83.44	46.19	16.66	1.29
Abr-99	1,335.18	22.89	33.02	81.25	53.13	25.42	1.96
May-99	1,301.84	24.16	27.23	68.75	54.00	23.31	1.71

DATE	S&P 500	TELMEX (TMX)	TELECOM ARG. (TEO)	EMBRATEL (EMT)	BRASIL TELECOM (BRP)	CANTV (VNT)	CTC CHILE (TDV)
Jun-99	1,372.71	24.56	25.56	69.38	55.50	25.61	2.00
Jul-99	1,328.72	22.94	25.67	54.06	53.31	22.73	1.79
Ago-99	1,320.41	22.60	26.99	53.44	54.69	18.74	1.42
Sep-99	1,282.71	21.78	25.50	57.50	55.50	25.20	2.01
Oct-99	1,362.93	26.14	26.27	64.38	59.75	24.26	1.86
Nov-99	1,388.91	28.29	28.06	92.81	68.25	23.46	1.82
Dic-99	1,469.26	34.52	33.40	136.25	90.75	24.13	1.91
Ene-00	1,394.46	32.68	36.26	107.50	82.50	24.31	1.87
Feb-00	1,366.42	40.35	41.35	120.00	72.13	32.64	2.53
Mar-00	1,498.58	41.01	34.47	128.13	81.00	28.29	2.28
Abr-00	1,452.43	36.20	27.71	112.50	63.75	29.00	2.26
May-00	1,420.60	29.97	24.43	104.69	60.00	28.44	2.21
Jun-00	1,454.60	35.37	27.28	118.13	73.06	27.19	2.14
Jul-00	1,430.83	32.35	25.42	107.50	72.00	24.50	1.98
Ago-00	1,517.68	33.67	23.31	109.38	70.44	24.63	1.92
Sep-00	1,436.51	33.00	21.45	92.50	58.25	24.44	1.93
Oct-00	1,429.40	33.50	17.05	80.94	54.19	19.00	1.52
Nov-00	1,314.95	29.12	14.69	60.31	43.63	15.94	1.26
Dic-00	1,320.28	28.03	15.56	78.44	59.00	18.94	1.51
Ene-01	1,366.01	33.71	22.28	83.45	63.60	24.60	1.90
Feb-01	1,239.94	31.69	16.19	60.50	52.25	21.57	1.70
Mar-01	1,160.33	30.98	15.60	46.50	39.15	19.45	1.51
Abr-01	1,249.46	33.98	15.75	45.35	42.94	22.91	1.86
May-01	1,255.82	33.84	15.61	42.75	40.01	25.00	2.03
Jun-01	1,224.42	34.47	15.54	37.40	42.01	23.44	1.88
Jul-01	1,211.23	34.06	9.75	27.00	36.50	22.74	1.86
Ago-01	1,133.58	35.85	9.70	20.25	29.20	25.69	1.71
Sep-01	1,040.94	31.74	8.69	13.95	27.20	23.05	1.88
Oct-01	1,059.78	33.45	6.25	13.50	28.00	22.60	1.78
Nov-01	1,139.45	32.91	6.00	21.25	35.45	18.45	1.56
Dic-01	1,148.08	34.40	6.52	20.80	41.48	14.05	1.40
Ene-02	1,130.20	37.69	6.39	18.00	35.30	15.90	1.51
Feb-02	1,106.73	37.61	4.95	18.45	40.25	15.40	1.40
Mar-02	1,147.39	39.67	2.86	17.25	39.90	13.80	1.41
Abr-02	1,076.87	37.17	1.98	13.10	38.90	14.64	1.49
May-02	1.067.13	34.18	1.05	9.25	34.25	16.12	1.66
Jun-02	989.82	31.51	0.65	2.00	28.31	14.23	1.47
Jul-02	911.62	28.39	0.78	2.60	23.50	12.62	1.36
Ago-02	916.07	29.10	1.01	4.50	29.71	11.00	1.15
Sep-02	815.29	27.65	0.82	3.00	22.21	10.55	1.10
Oct-02	885.76	29.96	1.37	3.00	27.90	11.85	1.28
Nov-02	936.31	31.67	2.00	3.90	24.80	13.08	1.40
Dic-02	879.82	31.43	2.25	5.35	25.25	12.60	1.40
Ene-03	855.70	29.37	3.18	5.05	25.30	10.28	1.23
Feb-03	841.15	28.58	4.02	5.00	24.56	10.13	1.27
Mar-03	848.18	29.38	3.74	5.05	27.95	8.98	1.24
Abr-03	916.92	29.93	5.50	8.10	35.40	10.41	1.33
May-03	963.59	30.02	5.70	9.35	37.28	12.73	2.24
Jun-03	974.50	31.11	6.50	10.03	37.45	12.49	2.55
Jul-03	990.31	30.57	6.40	9.97	32.95	13.03	2.58
Ago-03	1,008.01	30.03	5.79	10.20	37.90	13.23	2.62
Sep-03	995.97	30.55	6.43	13.06	38.30	13.82	2.74
Oct-03	1,050.71	32.15	7.69	16.40	36.52	14.96	3.21
Nov-03	1,058.20	33.09	7.85	17.80	37.90	15.90	3.23
Dic-03	1,111.92	33.03	8.75	16.61	37.80	15.26	3.70
Ene-04	1,131.11	34.41	10.05	14.47	41.92	18.28	4.63
Feb-04	1,144.94	33.97	10.38	14.03	38.12	18.53	4.20
Mar-04	1,126.21	34.91	10.65	14.86	34.15	19.59	4.24
Abr-04	1,118.15	35.42	10.27	14.27	33.65	19.01	4.17
Source: Economatica

			VARIATION
DATE	S&P 500	TELMEX (TMX)	TELECOM ARG. (TEO)	EMBRATEL (EMT)	BRASIL TELECOM (BRP)	CANTV (VNT)	CTC CHILE (TDV)
Ene-94
Feb-94	-3.00	-9.15
Mar-94	-4.57	-10.26
Abr-94	1.15	-2.08
May-94	1.24	5.52
Jun-94	-2.68	-8.87
Jul-94	3.15	8.72
Ago-94	3.76	2.88
Sep-94	-2.69	-0.10
Oct-94	2.08	-11.91
Nov-94	-3.95	-0.99
Dic-94	1.23	-22.46
Ene-95	2.43	-13.72	-6.76
Feb-95	3.61	-23.67	-25.91
Mar-95	2.73	5.56	20.98
Abr-95	2.80	6.14	1.16
May-95	3.63	-7.02	12.86
Jun-95	2.13	8.55	-7.85
Jul-95	3.18	11.39	9.07
Ago-95	-0.03	-0.76	-12.34
Sep-95	4.01	-2.67	-4.02
Oct-95	-0.50	-13.73	-8.08
Nov-95	4.10	24.85	14.01
Dic-95	1.74	-3.77	13.83
Ene-96	3.26	6.27	12.07
Feb-96	0.69	-10.33	-18.97
Mar-96	0.79	8.49	-4.05
Abr-96	1.34	3.10	9.04
May-96	2.29	-2.94	2.76
Jun-96	0.23	2.94	0.81
Jul-96	-4.57	-8.58	-19.20
Ago-96	1.88	6.94	2.64
Sep-96	5.42	-1.91	3.86
Oct-96	2.61	-4.67	-6.50
Nov-96	7.34	0.63	4.30
Dic-96	-2.15	8.64	5.97			10.84	11.17
Ene-97	6.13	14.02	17.03			0.44	-0.16
Feb-97	0.59	3.32	1.85			12.39	12.79
Mar-97	-4.26	-0.96	-2.65			-8.27	-4.81
Abr-97	5.84	7.10	8.70			3.00	-0.63
May-97	5.86	7.31	6.75			23.75	23.09
Jun-97	4.35	9.19	-1.64			16.16	18.49
Jul-97	7.81	15.67	10.12			1.16	0.28
Ago-97	-5.74	-17.16	-4.43			-5.44	-4.43
Sep-97	5.32	13.86	10.18			10.91	10.57
Oct-97	-3.45	-16.43	-16.84			-4.37	-11.65
Nov-97	4.46	14.60	21.23			-10.29	-3.66
Dic-97	1.57	14.16	18.30			6.05	3.74
Ene-98	1.02	-12.15	-12.24			-11.71	-9.75
Feb-98	7.04	2.92	19.49			-3.57	-3.99
Mar-98	4.99	12.04	-2.38			17.99	17.96
Abr-98	0.91	0.44	0.52			-19.88	-18.82
May-98	-1.88	-16.22	-13.89			-8.02	-8.19
Jun-98	3.94	2.19	-3.83			-18.86	-17.68
Jul-98	-1.16	3.64	19.08			-9.50	-7.58
Ago-98	-14.58	-28.36	-35.74			-51.61	-49.70
Sep-98	6.24	24.47	30.41			61.90	57.60
Oct-98	8.03	19.74	9.24			-8.82	-10.18
Nov-98	5.91	-11.63	-6.15			-5.24	-2.90
Dic-98	5.64	5.47	-7.66	-12.89	-26.83	21.28	20.90
Ene-99	4.10	5.01	-13.64	-14.80	-13.62	-5.26	-6.64
Feb-99	-3.23	11.86	17.20	14.74	10.92	-7.78	-7.18
Mar-99	3.88	16.05	1.39	22.48	15.47	16.87	15.50
Abr-99	3.79	14.77	25.97	-2.62	15.02	52.58	51.96
May-99	-2.50	5.53	-17.54	-15.38	1.65	-8.28	-13.07

DATE	S&P 500	TELMEX (TMX)	TELECOM ARG. (TEO)	EMBRATEL (EMT)	BRASIL TELECOM (BRP)	CANTV (VNT)	CTC CHILE (TDV)
Jun-99	5.44	1.64	-6.14	0.91	2.78	9.85	17.22
Jul-99	-3.20	-6.57	0.47	22.07	-3.94	-11.24	-10.50
Ago-99	-0.63	-1.49	5.12	-1.16	2.58	-17.57	-20.85
Sep-99	-2.86	-3.63	-5.53	7.60	1.49	34.48	42.01
Oct-99	6.25	20.00	3.04	11.96	7.66	-3.73	-7.62
Nov-99	1.91	8.26	6.82	44.17	14.23	-3.31	-2.04
Dic -99	5.79	22.00	19.01	46.80	32.97	2.87	5.08
Ene-00	-5.09	-5.33	8.58	-21.10	-9.09	0.76	-2.17
Feb-00	-2.01	23.47	14.04	11.63	-12.58	34.26	35.38
Mar-00	9.67	1.64	-16.64	6.77	12.31	-13.32	-10.16
Abr-00	-3.08	-11.73	-19.60	-12.20	-21.30	2.50	-0.54
May-00	-2.19	-17.22	-11.86	-6.94	-5.88	-1.94	-2.38
Jun-00	2.39	18.01	11.68	12.84	21.77	-4.40	-2.99
Jul-00	-1.63	-8.52	-6.82	-8.99	-1.45	-9.89	-7.71
Ago-00	6.07	4.06	-8.29	1.74	-2.17	0.51	-2.73
Sep-00	-5.35	-1.99	-7.98	-15.43	-17.30	-0.76	0.27
Oct-00	-0.49	1.53	-20.52	-12.50	-6.97	-22.25	-21.20
Nov-00	-8.01	-13.09	-13.82	-25.48	-19.49	-16.12	-17.03
Dic-00	0.41	-3.73	5.91	30.05	35.24	18.82	19.84
Ene-01	3.46	20.26	43.17	6.39	7.80	29.90	25.59
Feb-01	-9.23	-6.00	-27.33	-27.50	-17.85	-12.32	-10.61
Mar-01	-6.42	-2.23	-3.64	-23.14	-25.07	-9.83	-10.79
Abr-01	7.68	9.70	0.96	-2.47	9.68	17.79	23.02
May-01	0.51	-0.43	-0.89	-5.73	-6.82	9.12	9.19
Jun-01	-2.50	1.86	-0.45	-12.51	5.00	-6.24	-7.72
Jul-01	-1.08	-1.17	-37.26	-27.81	-13.12	-2.99	- 1.18
Ago-01	-6.41	5.25	-0.51	-25.00	-20.00	12.97	-7.71
Sep-01	-8.17	-11.48	-10.41	-31.11	-6.85	-10.28	9.67
Oct-01	1.81	5.42	-28.08	-3.23	2.94	-1.95	-4.97
Nov-01	7.52	-1.61	-4.00	57.41	26.61	-18.36	-12.75
Dic-01	0.76	4.51	8.67	-2.12	17.01	-23.85	-10.18
Ene-02	-1.56	9.57	-1.99	-13.46	-14.90	13.17	7.77
Feb-02	-2.08	-0.21	-22.54	2.50	14.02	-3.14	-7.25
Mar-02	3.67	5.48	-42.22	-6.50	-0.87	-10.39	1.05
Abr-02	-6.15	-6.31	-30.77	-24.06	-2.51	6.09	5.39
May-02	-0.90	-8.03	-46.97	-29.39	-11.95	10.11	11.85
Jun-02	-7.24	-7.82	-38.10	-78.38	-17.34	-11.72	-11.95
Jul-02	-7.90	-9.91	20.00	30.00	-16.99	-11.31	-7.31
Ago-02	0.49	2.53	29.49	73.08	26.43	-12.84	-15.72
Sep-02	-11.00	-4.99	-18.81	-33.33	-25.24	-4.09	-3.97
Oct-02	8.64	8.35	67.07	-	25.62	12.32	16.09
Nov-02	5.71	5.70	45.99	30.00	-11.11	10.38	9.86
Dic-02	-6.03	-0.74	12.50	37.18	1.81	-3.67	-
Ene-03	-2.74	-6.56	41.33	-5.61	0.20	-18.41	-12.27
Feb-03	-1.70	-2.68	26.42	-0.99	-2.92	-1.46	3.14
Mar-03	0.84	2.77	-6.97	1.00	13.80	-11.35	-2.33
Abr-03	8.10	1.89	47.06	60.40	26.65	15.92	7.52
May-03	5.09	0.30	3.64	15.43	5.31	22.29	68.40
Jun-03	1.13	3.63	14.04	7.27	0.46	-1.89	13.58
Jul-03	1.62	-1.72	-1.54	-0.60	-12.02	4.32	1.09
Ago-03	1.79	-1.78	-9.53	2.31	15.02	1.53	1.48
Sep-03	-1.19	1.73	11.05	28.04	1.06	4.46	4.90
Oct-03	5.50	5.24	19.60	25.57	-4.65	8.25	17.17
Nov-03	0.71	2.92	2.08	8.54	3 .78	6.28	0.62
Dic-03	5.08	-0.18	11.46	-6.69	-0.26	-4.03	14.50
Ene-04	1.73	4.18	14.86	-12.88	10.90	19.79	25.00
Feb-04	1.22	-1.28	3.28	-3.04	-9.06	1.37	-9.35
Mar-04	-1.64	2.77	2.60	5.92	-10.41	5.72	1.16
Abr-04	-0.72	1.46	-3.57	-3.97	-1.46	-2.96	-1.84
Lineal Estimation		1.15	1.59	2.54	1.72	1.17	1.30
Levered Beta		1.10	1.39	2.03	1.48	1.11	1.20

APPENDIX C: RECENT FIRST -- TIER BONDS AND YIELD CURVE

Yield curve

First - Tier Bonds
Government dollar-denominated issuance

Issuer	Placement date	Rating	Amount (US$ M)	Tenor	Interest rate	Duration
Aguaytía	Jan-04	AAA	40.00	7.92	5.250%	3.24
Quimpac	Feb-04	AAA	20.00	7.00	4.688%	3.50
Credileasing	Sep-03	AA	15.00	4.00	3.000%	3.83
Credileasing	Oct-03	AA	15.00	4.00	3.063%	3.83
Duke Energy Peú	Nov-03	AAA	40.00	5.00	3.750%	4.65
Edegel	Jan-04	AAA	10.00	5.00	3.750%	4.65
Interbank	Jan-04	AAA	10.00	10.00	4.900%	4.82
Electroandes	Dec-03	AA	20.00	10.00	5.875%	5.20
Transmantaro	Dec-03	AAA	10.00	9.00	6.250%	5.86
Transmantaro	Dec-03	AAA	10.00	8.00	6.000%	6.58
Graña y Montero	Oct-03	AA+	50.00	8.00	7.500%	4.89

Global 08					5.073%	3.16
Global 12					7.315%	5.70
Global 15					7.870%	6.89
Global 33					9.130%	9.91
Source: Lima Stock Exchange, Bloomberg

APPENDIX D: CORPORATE FINANCE EXPERIENCE

The most important valuation transactions led by BCP’s Corporate Finance Area are the following:

Year	Company	Function	Amount $000
2004	Pacífico Peruano Suiza	Advisor in the valuation and acquisition of Novasalud	*

2003	Credicorp	Advisor in the valuation and sale of Banco Tequendama in Venezuela.	*

2002	El Comercio	Advisor in the valuation and feasibility study of an investment.	*

2002	Clemens Peruana	Valuation of the company.	*

2002	Duke Energy Egenor	Valuation of the company.	*

2002	Banco de Crédito	Advisor in the valuation and Public Acquisition of shares in Banco Santander Central Hispano.	US$50,000

2002	Alicorp	Valuation of the Cafetal brand.	*

2001	Credicorp	Advisor in the valuation and sale of Banco Capital (El Salvador).	US$32,000

2001	Servicios Eléctricos Tarija (Setar)	Advisor to the Bolivian State in the valuation and sale of Setar.

2001	GyM S.A.	Valuation and financial evaluation of the company.	*

2001	Inversiones y Servicios Eléctricos S.A.	Advisor in the valuation and Public Acquisition of shares in Tecsur S.A.A.	US$654

2001	Duke Energy Egenor	Advisor in the valuation and Public Acquisition of class B shares in the company.	*

2000	CNP Energía S.A.	Advisor to the Hochschild Group in the valuation and sale of the company.	US$22,737

2000	Arcata Energía S.A.	Advisor to the Hochschild Group in the valuation and sale of the company.	US$5,000

2000	Empresa de Generación Eléctrica Cahua S.A.	Advisor to the Peruvian State in the valuation and sale of a 30% stake in the company.	US$9,000

2000	Empresa de Generación Eléctrica Cahua S.A	Advisor of ElectroCahua in the valuation of the company.	*

2000	Empresa de Generación Eléctrica Pariac S.A.	Advisor of ElectroCahua in the valuation of the company.	*

2000	El Comercio	Valuation of the internet site elcomercioperu.com.pe	*

2000	Editorial e Imprenta Enotria S.A.	Valuation of a production line.	*

* For confidentiality reasons, the transaction amount is not revealed

APPENDIX E: SERVICES PROVIDED BY BCP TO TdP

-	As of December 31th, 2003, 2002 and 2001 BCP has registered credit loans for S/. 33.0 million, S/. 52.0 million and S/. 64.0 million, respectively.

-	BCP has offered to TdP short-term credit loans, banking services, foreign exchange hedge agreements and foreign exchange transactions.